                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        PUGET SOUND POWER & LIGHT COMPANY
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, STATED VALUE $10 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                    74533210
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                                 (CUSIP NUMBER)

                               Robert J. Tomlinson
              Senior Vice President, General Counsel and Secretary
                            Washington Energy Company
                                815 Mercer Street
                            Seattle, Washington 98109
                                 (206) 622-6767
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 with copies to:

                                Marion V. Larson
                     Riddell, Williams, Bullitt & Walkinshaw
                               1001 Fourth Avenue
                           Plaza Building, Suite 4400
                            Seattle, Washington 98154
                                 (206) 389-1798

                                       and

                                David B. Chapnick
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                          New York, New York 10017-3954
                                 (212) 455-2000


                                October 18, 1995
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

       Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

       --------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                              (Page 1 of 6 Pages)
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                                  SCHEDULE 13D

--------------------------------             -----------------------------------
  CUSIP No. 74533210                          Page    2      of    6     Pages
--------------------------------             -----------------------------------
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   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Washington Energy Company
               IRS Identification No. 91-1005304

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   / /
                                                                  (b)   / /
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d)
       or 2(e)
                                                                        / /
                 N/A

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of Washington
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                         7   SOLE VOTING POWER

                             12,664,531+
                      ---------------------------------------------------------
 NUMBER OF SHARES        8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                  0
 REPORTING PERSON     ---------------------------------------------------------
       WITH              9   SOLE DISPOSITIVE POWER

                             12,664,531+
                      ---------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 12,664,531+
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          / /
                 N/A
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 16.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                 CO
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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

+  Beneficial ownership disclaimed with respect to 12,664,531 shares.

                The Statement on Schedule 13D, dated October 27, 1995 (as amended from time to time, the "Statement"), filed by Washington Energy Company, is hereby amended by substituting the schedule attached hereto as
Schedule I for the schedule initially attached to the Statement as Schedule I.










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                                                                             4
                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        WASHINGTON ENERGY COMPANY

                      By: /s/  James P. Torgerson
                          -----------------------------
                          Name: James P. Torgerson
                          Title: Executive Vice President, Chief Administrative
                                 Officer and Chief Financial Officer

Dated:  November 15, 1995

                                   SCHEDULE I

            INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

                            WASHINGTON ENERGY COMPANY

            The following is a list of the directors and executive officers of Washington Energy Company, and the number of shares of Common Stock, stated value $10 per share ("Company Common Stock"), of Puget Sound Power & Light Company, if any, owned by each such director and executive officer, in each case as of the date of the Statement and as of the date of this Amendment No.
1. Each director and executive officer that owns shares of Company Common Stock has sole voting and dispositive power with respect to such shares. Unless otherwise indicated, the business address for each of the executive officers is 815 Mercer Street, Seattle, Washington 98109. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Washington Energy Company and Washington Natural Gas Company.

                                Present Principal Occupation                      Number of Shares of
 Name                             or Employment and Address                    Company Common Stock Owned
 ----                         --------------------------------                 --------------------------

 DIRECTORS
 Virginia Anderson            Director                                                    None
                              Seattle Center, City of Seattle
                              305 Harrison Street
                              Seattle, Washington 98109

 Robert F. Bailey             President                                                   None
                              Trans Republic Energy, L.P.
                              415 West Wall, #703
                              Midland, Texas 79702

 Donald J. Covey              Chairman of the Board                                       None
                              Covey Corporation
                              5002 47th Avenue N.E.
                              Seattle, Washington 98105

 John W. Creighton, Jr.       President and Chief Executive Officer                       None
                              Weyerhaeuser Company
                              33663 Weyerhaeuser Way South
                              Federal Way, Washington 98003

 Robert L. Dryden             Executive Vice President                                    None
                              Boeing Commercial Airplane Group
                              8th and Park Avenues
                              10-60 Building
                              Renton, Washington 98055


 Tomio Moriguchi                        Chairman of the Board and Chief Executive Officer                    None
                                        Uwajimaya, Inc.
                                        4601 6th Ave. S.
                                        Seattle, Washington 98108

 Sally G. Narodick                      Chairman and Chief Executive Officer                                 None
                                        Edmark Corporation
                                        6727 185th Ave N.E.
                                        Redmond, Washington 98052

 William P. Vititoe                     Chairman of the Board and Chief Executive Officer                     100
                                        Washington Energy Company and Washington Natural Gas Company
                                        815 Mercer Street
                                        Seattle, Washington 98109

 EXECUTIVE OFFICERS

 Donald H. Gessell                      President                                                             100

                                        Washington Energy Services Company
                                        815 Mercer Street
                                        Seattle, Washington  98109

 James W. Gustafson                     Senior Vice President-Operations                                    None
                                        Washington Natural Gas Company
                                        815 Mercer Street
                                        Seattle, Washington 98109

 Allyn P. Hebner                        Vice President and Chief Accounting Officer                         None

 Timothy J. Hogan                       Executive Vice President, Chief                                     None
                                        Operating Officer

 Robert J. Tomlinson                    Senior Vice President-Legal and Administration                      None

 James P. Torgerson                     Executive Vice President, Chief Administrative Officer and Chief    None
                                        Financial Officer

 William P. Vititoe                     Chairman of the Board, Chief Executive Officer and President        (See above)

 William J. Wortley                     Senior Vice President - Public Affairs                              None
                                        Washington Natural Gas Company
                                        815 Mercer Street
                                        Seattle, Washington  98109